DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/3/2006

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

805,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.24%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

190,600

8. SHARED VOTING POWER

17,200

9. SOLE DISPOSITIVE POWER

535,100
_________________________________________________________

10. SHARED DISPOSITIVE POWER
270,500

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

805,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.24%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

270,500

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
270,500

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

270,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.76%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Van
Kampen Income Trust ("VIN"). The principal executive offices of
VIN are located at 1221 Avenue of the Americas, NY, NY 10020.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of the issuer have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the issuer's shares are undervalued and may communicate its views to management.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the proxy statement filed on 10/05/2005 there were 15,371,737 shares of VIN outstanding as of 9/28/05. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 805,600 shares of VIN or 5.24% of the outstanding shares.


Power to dispose of securities resides solely with Mr.
Goldstein for 535,100 shares. Power to vote securities resides solely with Mr. Goldstein for 190,600 shares and jointly for 17,200 shares. Power to dispose of securities resides jointly with Mr. Dakos and Mr. Goldstein for 270,500 shares. Power to vote securities resides solely with Mr. Dakos for 270,500 shares.

  c) During the past 60 days the following shares of VIN were purchased (there were no sales):

Trade Date     # Shares  Price
12/13/2005     10000  $        5.42
12/13/2005     2500   $        5.42
12/13/2005     3500   $        5.42
12/13/2005     3500   $        5.42
12/13/2005     2500   $        5.42
12/13/2005     10000  $        5.42
12/14/2005     4000   $        5.43
12/14/2005     2200   $        5.43
12/14/2005     6000   $        5.43
12/15/2005     3000   $        5.44
12/15/2005     2100   $        5.44
12/15/2005     3000   $        5.44
12/16/2005     2500   $        5.44
12/16/2005     2500   $        5.44
12/16/2005     2500   $        5.44
12/16/2005     2500   $        5.44
12/19/2005     5000   $        5.45
12/19/2005     2625   $        5.45
12/19/2005     2625   $        5.45
12/19/2005     2625   $        5.45
12/19/2005     2625   $        5.45
12/19/2005     10000  $        5.45
12/20/2005     7200   $        5.45
12/20/2005     1800   $        5.45
12/20/2005     1800   $        5.45
12/20/2005     1800   $        5.45
12/20/2005     1800   $        5.45
12/20/2005     7200   $        5.45
12/21/2005     5800   $        5.45
12/21/2005     1525   $        5.45
12/21/2005     1525   $        5.45
12/21/2005     1525   $        5.45
12/21/2005     1525   $        5.45
12/21/2005     5800   $        5.45
12/22/2005     3200   $        5.45
12/23/2005     6000   $        5.43
12/27/2005     4000   $        5.45
12/27/2005     2500   $        5.45
12/27/2005     2500   $        5.45
12/27/2005     2500   $        5.45
12/27/2005     2500   $        5.45
12/27/2005     6000   $        5.45
12/28/2005     3000   $        5.45
12/28/2005     7000   $        5.45
1/17/2006      200    $        5.58
1/19/2006      800    $        5.60
2/2/2006       3000   $        5.60
2/3/2006       30000  $        5.55
2/3/2006       20000  $        5.52
2/3/2006       73000  $        5.51
2/3/2006       22000  $        5.51
2/3/2006       50000  $        5.51
2/3/2006       70000  $        5.51
2/3/2006       25000  $        5.51
2/3/2006       175000    $        5.51
2/7/2006       3500   $        5.58
2/7/2006       11500  $        5.57
2/7/2006       4000   $        5.57
2/7/2006       5000   $        5.57
2/7/2006       3000   $        5.57



  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of VIN.

Dated: 2/13/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos